Exhibit 99.1

FOR IMMEDIATE RELEASE

Village Farms International Applauds Texas Department of Health and Human Services

Actions in Descheduling Hemp and Initiates Selective Breeding Program

Vancouver, BC, March 26, 2019 – Village Farms International, Inc. (“Village Farms” or the “Company”) (TSX: VFF) (NASDAQ: VFF) applauds the actions of the Texas Department of Health and Human Services in descheduling hemp, including its cannabinoids (except for delta-9 tetrahydrocannabinol (THC)) in compliance with the 2018 Farm Act and Texas law. Under Texas law, the removal of hemp from the controlled substances schedule will be effective on April 5, 2019, 21 days after the schedule’s publication. Texas still must pass a hemp bill to enable the creation of a State Hemp Plan under the 2018 Farm Act and develop a thoughtful regulatory regime to support the hemp industry and protect consumers.

Village Farms plans to commence hemp cultivation in a portion of its Monahans, Texas, greenhouse operation upon a State Hemp Plan in Texas becoming effective, or earlier if permitted by Texas law. In anticipation of the Texas legislation passing, Village Farms has begun design and development of the site-specific growing and technical systems to enable hemp production at the Monahans facility.

“The descheduling of hemp in Texas is a very encouraging step forward and we would like to publicly acknowledge the efforts of all those working in support of the full legalization of hemp in Texas with thanks in particular to lobbyist Susan Hays and the U.S. Hemp Roundtable,” said Michael DeGiglio, Chief Executive Officer, Village Farms. “We look forward to the opportunity to work with officials in Texas toward a roll out of hemp production, including the processing and sale of CBD products.”

Mr. DeGiglio added, “With the potential for passage of a hemp bill in Texas by the end of this coming May, we are readying a portion of our Monahans greenhouse to be able to commence production quickly upon legalization. Upon legalization, we also plan to initiate an outdoor hemp cultivation program in Texas through our joint venture Village Fields.”

Village Farms Initiates Genetics Testing and Trials to Support Large-Scale Commercial Outdoor and Greenhouse Hemp Production

Village Farms also announced that it has initiated a selective breeding program in tandem with genetic testing to support both its commercial scale indoor and outdoor hemp production programs. The initiative aims to accelerate the development of true-to-type chemical varieties (chemovars), desirable cannabinoid characteristics including high CBD content and low THC levels at crop maturation that are compliant with federally mandated criteria, as well as developing new varieties suitable for specific climates with increased production yields.

Additionally, Village Farms’ joint venture, Village Fields, has reserved substantive quantities of seed to support the initiation of field cultivation as soon as legally permitted. As previously announced, Village Fields plans to have 500 to 1,000 acres in production during 2019. Village Fields also plans to have extraction capabilities in place by the end of 2019 to enable it to begin supplying CBD oil on a wholesale basis while it commences production of branded CBD products for “big box” retailers in 2020. Village Fields intends to conduct its operations in locations where it is fully legal to do so on a federal and state level.

About Village Farms International, Inc.

Village Farms is one of the largest and longest-operating vertically integrated greenhouse growers in North America and the only publicly traded greenhouse produce company in Canada. Village Farms produces and distributes fresh, premium-quality produce with consistency 365 days a year to national grocers in the U.S. and Canada from more than nine million square feet of Controlled Environment Agriculture (CEA) greenhouses in British Columbia and Texas, as well as from its partner greenhouses in British Columbia, Ontario and Mexico. The Company is now leveraging its 30 years of experience as a vertically integrated grower for the rapidly emerging global cannabis opportunity through its 50% ownership of British Columbia-based Pure Sunfarms Corp., one of the single largest cannabis growing operations in the world. The Company also intends to pursue opportunities to become a vertically integrated leader in the U.S. hemp-derived CBD market, subject to compliance with all applicable U.S. federal and state laws. Village Farms has established a joint venture, Village Fields Hemp, for multi-state outdoor hemp cultivation and CBD extraction and plans to pursue controlled environment hemp production at its Texas greenhouse operations, subject to legalization of hemp in Texas.

Cautionary Language

Certain statements contained in this press release constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements may relate to the Company’s future outlook or financial position and anticipated events or results and may include statements regarding the financial position, business strategy, budgets, litigation, projected production, projected costs, capital expenditures, financial results, taxes, plans and objectives of or involving the Company. Particularly, statements regarding future results, performance, achievements, prospects or opportunities for the Company, Pure Sunfarms, the greenhouse vegetable industry or the cannabis and hemp industries are forward-looking statements. In some cases, forward-looking information can be identified by such terms as “outlook”, “may”, “might”, “will”, “could”, “should”, “would”, “occur”, “expect”, “plan”, “anticipate”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “likely”, “schedule”, “objectives”, or the negative or grammatical variation thereof or other similar expressions concerning matters that are not historical facts.

Although the forward-looking statements contained in this press release are based upon assumptions that management believes are reasonable based on information currently available to management, there can be no assurance that actual results will be consistent with these forward-looking statements. Forward-looking statements necessarily involve known and unknown risks and uncertainties, many of which are beyond the Company’s control, that may cause the Company’s or the industry’s actual results, performance, achievements, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, the factors contained in the Company’s filings with U.S. and Canadian securities regulators, including as detailed in the Company’s annual information form and management’s discussion and analysis for the year-ended December 31, 2018.

When relying on forward-looking statements to make decisions, the Company cautions readers not to place undue reliance on these statements, as forward-looking statements involve significant risks and uncertainties and should not be read as guarantees of future results, performance, achievements, prospects and opportunities. The forward-looking statements made in this press release only relate to events or information as of the date on which the statements are made in this press release. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Lawrence Chamberlain

Investor Relations

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

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